Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 20, 2012, and the Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Titanium Metals Corporation

at

$16.50 Net Per Share

by

ELIT Acquisition Sub Corp.

a Wholly Owned Subsidiary

of

Precision Castparts Corp.

ELIT Acquisition Sub Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”), at a price of $16.50 per Share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY

TIME, ON WEDNESDAY, DECEMBER 19, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 9, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is conditioned upon (a) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing (i) at least a majority of the Shares and (ii) at least a majority of the Shares excluding Shares owned by (1) certain principal stockholders of the Company (the “Principal Stockholders”), their affiliates and any transferees of such persons after the date of the Merger Agreement in accordance with the terms of the Support Agreement, dated as of November 9, 2012, by and among Parent, Purchaser and the Principal Stockholders (the “Support Agreement”), and (2) the officers and directors of the Company, who, together with the Principal Stockholders and their affiliates, own in the aggregate approximately 54% of the Shares as of November 12, 2012, in each case, issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer (clauses (i) and (ii), the “Minimum Tender Condition”), (b) there being no notification periods then pending, as required by the Merger Agreement, in connection with an intervening event or an alternative takeover proposal received by the Company (the “Notice Period Condition”), (c) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (d) the authorization of the European Commission or the expiration of the applicable waiting period pursuant to Council Regulation EC No. 139/2004 (the “EU Merger Regulation”). The Offer is also subject to other conditions. Purchaser can waive some of these conditions without the Company’s consent. Purchaser cannot, however, waive the Minimum Tender Condition or the Notice Period Condition without the consent of the Company. Neither the Offer nor the Merger is subject to a financing condition.

The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than the Shares owned by the Company, Purchaser or Parent, all of which will be cancelled, and other than the Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive an amount equal to the Offer Price, payable in cash, without interest and less any required withholding of taxes.

According to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, a special committee (the “Special Committee”) of the Board of Directors of the Company (the “Company Board”) formed for the purpose of evaluating possible transactions, including a review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Special Committee’s legal and financial advisors, on November 9, 2012, unanimously recommended that the Company Board authorize the Company to enter into the Merger Agreement and that the Company Board recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement. Based on such recommendation of the Special Committee, the Company Board, on November 9, 2012, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Support Agreement and the Merger and (ii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement.

For purposes of the Offer (including during any subsequent offering period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn pursuant to the Offer as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases (including during any subsequent offering period), payment for the Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

The term “Expiration Date” means 5:00 p.m., New York City Time, on Wednesday, December 19, 2012, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that Purchaser will extend the Offer (i) a number of business days that would permit the Offer to close no later than December 31, 2012, if any of the conditions to the Offer are not satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived by 5:00 p.m., New York City time, on Wednesday, December 19, 2012, (ii) on one or more occasions for consecutive periods of up to ten (10) business days each, as determined by Parent in its sole discretion, or for such longer period(s) as Parent and the Company may otherwise agree, up until the Walk-Away Date (as defined below), if at any other scheduled Expiration Date, any of the conditions to the Offer are not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived; provided, however, that if, at any such scheduled Expiration Date, all of the conditions to the Offer, except for the Minimum Tender Condition, are satisfied or have been waived, Purchaser will only be required to extend the Offer for a maximum of two additional periods of ten (10) business days, and (iii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or of the New York Stock Exchange applicable to the Offer. In no event will Purchaser be required to extend the Offer beyond the Walk-Away Date or the earlier termination of the Merger Agreement in accordance with its terms. The “Walk-Away Date” is defined in the Merger Agreement as February 28, 2013, but can be extended by sixty (60) days if all of the conditions to the Offer are satisfied or waived (if applicable) other than the conditions requiring the expiration or termination of the waiting period pursuant to the HSR Act and the authorization of the European Commission or the expiration of the applicable waiting period pursuant to the EU Merger Regulation.

The Merger Agreement provides that if, as of the closing of the Offer, all of the conditions to the Offer have been satisfied (or, to the extent permitted by the Merger Agreement and applicable law, waived by Purchaser) but the number of the Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Shares, if any, then owned by Parent and its subsidiaries, including Purchaser, constitutes less than 90% of the Shares then outstanding, Purchaser will have the right to provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement, if required by applicable law. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all the Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during a subsequent offering period, during which stockholders may tender, but not withdraw, their Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 19, 2013. No withdrawal rights will apply to the Shares tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to the Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The exchange of the Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells the Shares pursuant to the Offer or receives cash in exchange for the Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has furnished Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal, together with other related documents and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of the Shares, to brokers, bankers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the Letter of Transmittal contain important information, and both should be read carefully in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or may be found at may be found at http://www.sec.gov. Stockholders may also contact their broker, banker or other nominee for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

199 Water Street, 26th Floor

New York, NY 10038

All Holders, Banks and Brokers: 888-661-5651